Filed by: WhiteHawk Income Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PHX MINERALS INC.

Commission File No.: 001-31759

NEWS RELEASE

WhiteHawk Energy Proposes to Combine with PHX Minerals, Inc. in Stock-for-Stock Transaction

Proposed combination would result in PHX stockholders owning majority of the pro forma equity in newly-formed, publicly traded, WhiteHawk Minerals Corporation and receiving a one-time $0.20 per share cash dividend

Proposed combination provides PHX stockholders with an ability to participate in enhanced scale and additional mineral and royalty assets in the core of the Haynesville Shale and Marcellus Shale

Encourages the PHX board of directors to engage in good-faith discussions regarding the proposed value-maximizing transaction following unwillingness to date

PHILADELPHIA, Pennsylvania – Aug. 9, 2023 – An affiliate of WhiteHawk Energy, LLC (“WhiteHawk”), an independent energy minerals and royalties company, today sent a letter to Mark Behrman, the Chairman of PHX Minerals, Inc.’s (“PHX”) board of directors, copied in full below, with respect to its proposal to combine with PHX in a stock-for-stock transaction to form a publicly traded corporation, WhiteHawk Minerals Corporation.

Under the terms of the proposal, first made privately to PHX in a May 31, 2023 letter and revised by WhiteHawk in a June 20, 2023 letter, PHX stockholders would own approximately 61%1 of the pro forma equity of WhiteHawk Minerals Corporation and receive a one-time $0.20 per share cash dividend.

The non-binding offer was reiterated in a letter sent today to Mr. Behrman, after several unsuccessful attempts to engage PHX’s board of directors and management in productive discussions. WhiteHawk is disclosing the contents of its letter in order to inform PHX stockholders of the potential opportunity to combine the two companies.

As detailed in the proposal, WhiteHawk believes a combination of the two companies will result in the following benefits to PHX stockholders:

•	An enhanced pro forma asset base with WhiteHawk’s 850,000 gross unit acres in the Marcellus and the Haynesville shales, two of the most prolific natural gas basins in the U.S.;

1 Increased to 61% in the June 20, 2023 letter, after including a 5% premium relative to the initial proposal and is based on PHX and WhiteHawk’s assets, stock price, and financials as of the June 20, 2023 letter.

•	G&A synergies of approximately $4 million per year;
•	An increased stockholder payout ratio to 50% to 60% of distributable cash flow, which will increase the dividend by over 100%;
•	Immediate accretion to PHX’s distributable cash flow per share;
•	Accelerated conversion to an increased weighting in mineral and royalty assets;
•	A larger company with a more liquid stock; and
•	A combined company to be led by the WhiteHawk management team, which has run publicly-traded mineral and royalty, upstream, and midstream companies totaling over $13 billion in enterprise value.

“While we have been disappointed with the engagement to date, we believe today marks a new beginning of the discussions between WhiteHawk and PHX Minerals,” said Daniel C. Herz, WhiteHawk’s Chairman and Chief Executive Officer. “PHX stockholders deserve the opportunity to consider and communicate directly with the company regarding their views of the substantial benefits of our proposal.”

The full text of WhiteHawk’s August 9, 2023 letter is included below.

Advisors

Weil, Gotshal & Manges LLP is serving as WhiteHawk’s legal advisor.

WhiteHawk’s August 9, 2023 Letter to PHX

August 9, 2023

PHX Minerals, Inc. Board of Directors
c/o Mark Behrman, Chairman of the Board of Directors
1320 South University Drive
Suite 720
Fort Worth, Texas 76107

Dear Mr. Behrman,

We are once again writing to reiterate an affiliate of WhiteHawk Energy, LLC’s (“WhiteHawk”) proposal to acquire PHX Minerals, Inc. (“PHX”) common stock in a stock-for-stock transaction to form a publicly traded corporation, WhiteHawk Minerals Corporation (“WhiteHawk Minerals”), pursuant to which PHX stockholders would own approximately 61%2 of the pro forma equity of WhiteHawk Minerals and would receive a one-time $0.20 per share cash dividend (the “Proposal”).

2 Increased to 61% in the Revised Proposal after including a 5% premium relative to the Initial Proposal and is based on PHX and WhiteHawk’s assets, stock price, and financials as of the Revised Proposal.

As previously noted, this Proposal would provide the following benefits to PHX’s investors: (i) an enhanced pro forma asset base with WhiteHawk’s 850,000 gross unit acres in the Marcellus and the Haynesville shales, two of the most prolific natural gas basins in the U.S.; (ii) G&A synergies of approximately $4 million per year; (iii) an increased stockholder payout ratio to 50% to 60% of distributable cash flow, which will increase the dividend by over 100%; (iv) immediate accretion to PHX’s distributable cash flow per share; (v) accelerated conversion to an increased weighting in mineral and royalty assets; (vi) a larger company with a more liquid stock; and (vii) a combined company to be led by the WhiteHawk management team, which has run publicly-traded mineral and royalty, upstream, and midstream companies totaling over $13 billion in enterprise value.

We continue to believe that PHX stockholders stand to benefit from WhiteHawk’s best-in-class natural gas mineral and royalty assets and a significant improvement to PHX’s operations and strategy resulting in increased stockholder returns, all while such stockholders would retain a majority interest in WhiteHawk Minerals. More specifically, in addition to the one-time $0.20 per share cash dividend, we also plan to increase the dividend by over 100%, while maintaining a conservative payout ratio of 50-60%, which is below other public mineral and royalty companies, while reducing G&A by approximately 40% under our leadership. Following this transaction, your stockholders would own a combined business with a diversified platform that would be well-positioned for enhanced scale and additional mineral and royalty assets in the core of the Haynesville Shale and Marcellus Shale while utilizing WhiteHawk’s vast resources and expertise of growing public companies to deliver outstanding investor returns.

We have made numerous attempts to engage in a constructive private dialogue with PHX’s executive officers and the PHX board of directors over the past 3 months. From May 3, 2023 through May 26, 2023, we privately reached out numerous times to PHX’s CEO and CFO, Chad Stephens and Ralph D’Amico, in an attempt to privately explore a potential transaction that would provide meaningful value to PHX stockholders. Our attempts were ignored and rebuffed. Finally, on May 31, 2023, we sent a formal written proposal (the “Initial Proposal”). Instead of meaningfully engaging with us, you sent a letter on June 12, 2023 (the “June 12 Letter”) asserting that the Initial Proposal was “grossly inadequate” despite also stating that PHX was not “provide[d] sufficient information” to analyze the key aspects of the Initial Proposal. These contradictions raise questions as to how seriously the PHX board of directors took their duty to review and consider the Initial Proposal and to act on an informed basis. Further, you failed to provide any avenue for further discussion that would allow us to address your reasons for such a conclusion, despite our expressed willingness to provide any additional information necessary for the PHX board of directors to make a fully informed decision on the Initial Proposal.

On June 20, 2023, we sent an updated proposal (the “Revised Proposal”) in response to the June 12 Letter addressing your expressed concerns, stating our willingness to provide diligence materials via a virtual data room and offering to set up an in-person meeting to discuss the Revised Proposal and answer any diligence questions the PHX board of directors may have in order to enable the PHX board of directors to make a fully informed decision on the Revised Proposal. Over five weeks later, without ever engaging in a meaningful dialogue with us regarding our assumptions in the Revised Proposal, the assets we would provide or the Revised Proposal as a whole, PHX’s Chairman and CEO contacted us and advised us that PHX viewed the Revised Proposal as inadequate. The PHX board of directors followed up that conversation with a letter to us dated July 27, 2023, confirming in writing that the Revised Proposal “remains inadequate in terms of the value offered to PHX and its stockholders, involves assets that would not provide a strategic benefit to PHX, and is not in the best interests of PHX and its stockholders.”

No rationale was offered with regard to the connection between PHX’s limited assessment of the diligence materials provided and PHX’s decision to reject the Revised Proposal. Again, PHX never engaged with us in a meaningful dialogue to fully understand and discuss the Revised Proposal, despite our expressed willingness to do so.

We firmly believe that your persistent unwillingness to engage in discussions regarding this highly beneficial transaction is contrary to the interests of PHX stockholders.

We would have preferred to work privately with you to reach an agreement for the benefit of your stockholders – and attempted to do so repeatedly – but given your refusal to engage meaningfully, we believe making our Proposal public is now the only path forward. Your stockholders deserve the opportunity to consider and communicate directly with you regarding their views of the substantial benefits of our Proposal.

Our leadership considers this transaction to be an important strategic priority. We have engaged Weil, Gotshal & Manges LLP to assist us in completing this transaction.

We stand ready to work with you immediately to move forward on the basis of the Proposal. We strongly prefer to engage in direct and constructive discussions to reach an agreement for the benefit of PHX. We hope that your board of directors, your management and your advisors are prepared to engage with us in the best interests of your deserving stockholders.

Sincerely,

/s/ Daniel C. Herz
Daniel C. Herz Chairman and Chief Executive Officer WhiteHawk Energy, LLC

* * * *

About WhiteHawk Energy

WhiteHawk Energy, LLC is focused on acquiring mineral and royalty interests in top tier natural gas resource plays, including the Haynesville and Marcellus Shales. The management team at WhiteHawk Energy has successfully grown over $13 billion of minerals, midstream, and exploration and development companies over the last 20 years. WhiteHawk Energy currently manages approximately 850,000 gross unit acres within core operating areas of the Marcellus Shale and Haynesville Shale, with interests in more than 2,500 producing horizontal wells. Please go to www.whitehawkenergy.com for more information.

Additional Information

This press release does not constitute an offer to buy or solicitation of an offer to sell any securities. This press release relates to a proposal which WhiteHawk has made for a combination with PHX. In furtherance of this proposal and subject to future developments, WhiteHawk (and, if a negotiated transaction is agreed, PHX) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This press release is not a substitute for any proxy statement, registration statement, prospectus or other document WhiteHawk or PHX may file with the SEC in connection with the proposed transaction.

Investors and security holders of WhiteHawk and PHX are urged to read the proxy statement(s), registration statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of PHX, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PHX through the website maintained by the SEC at http://www.sec.gov.

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, WhiteHawk and its executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. INVESTORS AND SECURITY HOLDERS OF PHX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Such statements are based on WhiteHawk’s management’s beliefs and assumptions based on information currently available to WhiteHawk’s management. All statements in this press release, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause WhiteHawk’s or PHX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Part I, Item 1A, “Risk Factors” in PHX’s Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended September 30, 2022 and in other filings with the SEC. These include, but are not limited to: (i) the ultimate outcome of any possible transaction between WhiteHawk and PHX, including the possibility that PHX will reject the proposed transaction with WhiteHawk; (ii) uncertainties as to whether PHX will cooperate with WhiteHawk regarding the proposed transaction; (iii) the effect of the announcement of the proposed transaction on the ability of WhiteHawk and PHX to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (iv) the timing of the proposed transaction; (v) the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary stockholder approvals); (vi) other risks related to the completion of the proposed transaction and actions related thereto; (vii) changes in demand for WhiteHawk’s or PHX’s products or services; (viii) impacts of natural disasters, adverse changes in laws and regulations including governing property tax, evictions, rental rates, minimum wage levels, and insurance, adverse economic effects from the COVID-19 pandemic, international military conflicts, or similar events impacting public health and/or economic activity; (ix) adverse impacts to WhiteHawk or PHX and their respective customers from inflation, unfavorable foreign currency rate fluctuations, changes in federal or state tax laws; and (x) security breaches, including ransomware, or a failure of WhiteHawk’s or PHX’s respective networks, systems or technology.